12g3-2(b) file number: 82-34841

antisense
THERAPEUTICS

4 July 2006

06015132

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED JUN 13 2006 WASH. D.C. 190 SECTION

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
28 June 2006	ASX	Audio Broadcast	1
30 June 2006	ASX	Market Developments	1

Yours sincerely

Mark Diamond
Managing Director

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Encls.

antisense
THERAPEUTICS

28 June 2006

The Companies Section
Australian Stock Exchange
530 Collins Street
Melbourne VIC 3000

Dear Sir/Madam

Audio Broadcast

Antisense Therapeutics Limited wishes to advise of an audio broadcast with Mr Mark Diamond, Managing Director, who will be discussing "Commencement of Phase IIa Multiple Sclerosis Trial".

The broadcast is available at: http://www.boardroomradio.com from 2:00pm EST on Thursday 29 June 2006 or at the following URL:
http://www.brr.com.au/event/ANP/1239/11928/wmp/zu2q0opion

Yours sincerely

Kathryn Andrews
Company Secretary

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense
THERAPEUTICS

30 June 2006

Market Developments

Tysabri® receives approval in European Union for the treatment of relapsing remitting forms of Multiple Sclerosis

- **Approval provides further validation of the potential of Antisense Therapeutic's compound ATL1102 for Multiple Sclerosis**

Biogen Idec and Elan Corporation plc announced yesterday that they have received approval from the European Commission to market Tysabri® as a treatment for relapsing remitting multiple sclerosis (MS). For details of this approval, please refer Biogen Idec and Elan Corporation's websites http://www.biogenidec.com or http://www.elan.com.

The European approval follows the U.S. Food and Drug Administration approval of the drug for reintroduction on 7 June 2006. This approval further supports Antisense Therapeutic's decision to develop its antisense compound, ATL1102, as a treatment for patients with MS. Both Tysabri® and ATL1102 inhibit the same biological target (VLA-4) that has been demonstrated to play an important role in the progression of MS.

Antisense Therapeutics Limited announced on 21 June 2006 the commencement of dosing in its Phase IIa clinical trial of ATL1102 in patients with relapsing remitting MS.

Multiple sclerosis is a life long chronic disease of the central nervous system that is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004, there remains a high demand for more effective and better tolerated treatments.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931